UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 8 July 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony sells Mount Magnet Gold in Australia

Johannesburg. Thursday, 8 July 2010. Harmony Gold Mining Company Limited (Harmony) announces that it has executed a Share Sale Agreement with the Australian–based gold miner Ramelius Resources Limited (Ramelius) for the sale of the Mount Magnet Gold Project (Mount Magnet) for A$40 million cash.

The Mount Magnet project, located in Western Australia, was placed on care and maintenance in 2008. The package includes an extensive advanced exploration portfolio and the Checker CIL processing plant.

Harmony's Chief Executive Graham Briggs says, "The sale of Mount Magnet is a continuation of our asset optimisation strategy. We consider this operation as non–core to this strategy and this divestment allows us to focus on growing, developing and operating our portfolio of quality assets in Papua New Guinea."

ends.

For more information on Ramelius Resources Limited, visit the company's website www.rameliusresources.com.au

Issued by Harmony Gold Mining Company Limited

8 July 2010

For more details contact:

**Esha Brijmohan
Investor Relations Officer**

on +27 (0)82 759 1775

Corporate Office:
**Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000**

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 8, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director